Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

CONFIDENTIAL TREATMENT REQUESTED BY MODERNA, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

November 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave and J. Nolan McWilliams

Re: Moderna, Inc.

Registration Statement on Form S-1

Submitted November 9, 2018

File No. 333-228300

CIK No. 0001682852

Dear Ms. Aldave and Mr. McWilliams:

This letter is being submitted on behalf of Moderna, Inc. (the “Company”) to supplement the Company’s prior response to comment 7 contained in the letter dated September 26, 2018 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on August 30, 2018.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations; Critical accounting policies and significant judgments and estimates; Stock-based compensation, page 101

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

On behalf of the Company, we are supplementally providing the following:

1.

A bona fide estimate of the range of the offering price for the shares of the Company’s common stock offered by the Registration Statement (before giving effect to a contemplated reverse stock split of the Company’s common stock in connection with the offering), and a discussion of the factors that the Company believes led to the change in the value of its common stock between the recent valuations of its common stock and the estimated price range for the offering, attached hereto as Exhibit A.

2.

For the Staff’s convenience, a table summarizing stock options granted between October 1, 2017 and the date hereof, which table reflects the issuance of options to purchase shares of common stock granted by the Company, and which the Company has included in the Registration Statement, attached hereto as Exhibit B.

As described in the Registration Statement, for periods prior to this initial public offering, the fair values of the shares of common stock underlying the Company’s stock-based awards were determined on each grant date by the Company’s board of directors based on valuation estimates from management which considered the most recently available independent third-party valuation of the Company’s equity instruments. The Company’s board of directors also assessed and considered, with input from management, additional objective and subjective factors that the board believed were relevant and which may have changed from the date of the most recently available valuation through the grant date.

The Company respectfully requests that the Staff return to us this letter and the information provided pursuant to Exhibits A and B pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self- addressed stamped envelope for this purpose. In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for this letter and the information provided pursuant to Exhibits A and B of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1406.

Sincerely,

/s/ Gregg L. Katz

Enclosures:

cc: Stéphane Bancel, Chief Executive Officer, Moderna, Inc.

John Mendlein, Ph.D., President, Corporate and Product Strategy, Moderna, Inc.

Lori Henderson, Esq., General Counsel and Corporate Secretary, Moderna, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

November 13, 2018

Exhibit A

The Company supplementally advises the Staff that the Company currently anticipates an estimated price range of $[***] to $[***] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[***] per share (the “Midpoint Price”). Please note that while the Company expects to effect a reverse stock split prior to the initial public offering, the Price Range above does not reflect the impact of the anticipated reverse stock split. This estimated bona fide Price Range was not derived using a formal determination of fair value and has been estimated based on a number of quantitative and non-quantitative factors, including feedback received from the Company’s “testing the waters meetings” with investors, developments in the Company’s business, recent results from the Company’s clinical trials and studies, estimates of the Company’s business potential, current market conditions, the demand for publicly-traded common stock of comparable companies, and input received from Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC (the “Lead Underwriters”), including during discussions that took place on November 3, 2018 among senior management of the Company, members of the board of directors of the Company, and representatives of the Lead Underwriters. The actual price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual price range will be within this estimated bona fide Price Range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company believes the difference in value reflected between the bona fide Price Range and the determination of the fair value of its common stock as of September 15, 2018 is primarily the result of the following factors:

The determination of the fair value of common stock as of September 15, 2018 was determined using the Probability-Weighted Expected Return Method, or PWERM, and the Option-Pricing Method, or OPM. The valuation as of September 15, 2018 utilized an estimated future price in an initial public offering of $[***] per share [***]. This estimate was adjusted to an estimated net present value and adjusted for a discount for lack of marketability. The estimate was then probability weighted with certain remain private scenarios to determine a fair value of common stock of $8.02 per share. The mid-point of the Price Range is $[***] per share. The difference between the September 15, 2018 valuation price and the Midpoint Price is primarily attributable to the following factors:

•	Feedback from potential investors following the “testing the waters” meetings that occurred between September 4, 2018 and November 9, 2018.

•

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

•

The methodology for determining the September 15, 2018 valuation price incorporated multiple liquidity scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The Midpoint Price assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

November 13, 2018

•

The valuation report prepared by management and the Company’s third-party valuation specialist in determining the September 15, 2018 valuation price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodologies used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

•

The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of September 15, 2018, represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash and cash equivalents. Additionally, the completion of the IPO would provide the Company with access to the public company debt and equity markets and a lower cost of capital following the IPO, and is expected to increase the attractiveness of the Company’s equity as a currency to compensate employees. These projected improvements in the Company’s financial position influenced the Price Range.

•

The price that investors are willing to pay in the IPO, for which the Price Range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of the Company’s common stock, but are significant to investors in their own subjective assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

•

In the public markets, the Company believes there are investors who may apply more qualitative valuation criteria to certain of the Company’s assets than the above-described valuation methods applied in the historical valuations of the Company’s common stock.

November 13, 2018

Exhibit B

The following table sets forth by grant date the number of equity awards granted, the per share exercise price and per share fair value of stock awards granted since October 1, 2017:

Date of Issuance	Type of Award	Number of Shares	Exercise Price of Award Per Share(1)	Fair Value of Common Stock(2)
10/3/2017	Options	10,465,671	$5.60	$6.08
10/10/2017	Options	92,000	$5.47	$6.08
2/28/2018	Options	20,768,347	$6.52	$6.52
4/4/2018	Options	2,645,000	$6.67	$6.67
6/26/2018	Options	2,528,521	$6.81	$6.81
7/13/2018	Options	195,000	$7.55	$7.55
8/16/2018	Options	415,000	$7.92	$7.92
10/2/2018	Options	3,978,273	$8.02	$8.02

(1)

Prior to 2018, independent third-party valuations of the Company’s equity instruments were performed annually in December and these were considered by the Company’s board of directors in determining the exercise price for stock-based awards. Subsequent to the issuance of the awards in 2017, the Company performed retrospective valuations. Therefore, the exercise price may not equal to the subsequently determined fair value of the underlying equity instruments. Commencing in 2018, independent third-party valuations were performed contemporaneously and were considered by the board of directors in determining the exercise price for stock-based awards.

(2)

The fair value of common stock in the table above represents the fair value of our common stock as determined by the Company’s board of directors and was based on the Company’s estimates, which relied in part on its most recently available contemporaneous and retrospective independent third-party valuations, taking into consideration various objective and subjective factors. The Company performed a retrospective valuation as of October 3, 2017.